Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

EVe Mobility Acquisition Corp (ROC#373362) (the "Company")

TAKE NOTICE that at an Extraordinary General Meeting of the Company held on 14 June 2023, the following special resolutions were passed:

Proposal No. 1

RESOLVED, as a special resolution, that the Memorandum and Articles be amended by the deletion of the existing Article 49.7 in its entirety and the insertion of the following language in its place:

“49.7	In the event that the Company does not consummate a Business Combination on or before (i) December 17, 2023 or (ii) June 17, 2024, in the event that the Directors resolve by resolutions of the Board, to extend the amount of time to complete a Business Combination for up to six (6) times for an additional one (1) month each time, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)        cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, each to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

Subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

Proposal No. 2

RESOLVED, as a special resolution that:

(a)	the Memorandum and Articles be amended by the deletion of the existing Article 49.2 in its entirety and the insertion of the following language in its place:

“Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

(b)	the Memorandum and Articles be amended by the deletion of the existing Article 49.4 in its entirety and the insertion of the following language in its place:

“At the general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorized to consummate such Business Combination.”

(c)	the Memorandum and Articles be amended by the deletion of the existing Article 49.5 in its entirety and the insertion of the following language in its place:

“Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, within two Business Days prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated.”

Proposal No. 3

RESOLVED, as a special resolution that the Memorandum and Articles be amended by the deletion of the existing Article 49.10 in its entirety and the insertion of the following language in its place:

“Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Account; or (ii) vote as a class with Public Shares on a Business Combination.”

/s/ Jerome Narcisse

Jerome Narcisse

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 14th day of June 2023.